UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File No. 001-38691

AURORA CANNABIS INC.
(Translation of registrant’s name into English)

2207 90B St. SW
Edmonton, Alberta T6X 1V8
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☐            Form 40-F  ☒

INCORPORATION BY REFERENCE
Each of Exhibit 99.1 and 99.2 to this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statements on Form F-10 (File No. 333-284958) and on Form S-8 (File No. 333-282253).

SUBMITTED HEREWITH

Exhibits	Description
99.1	Condensed Consolidated Interim Financial Statements for the three and nine months ended December 31, 2025 and 2024
99.2	Interim Management’s Discussion and Analysis for the three and nine months ended December 31, 2025 and 2024
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AURORA CANNABIS INC.

/s/ Miguel Martin
Miguel Martin
Chief Executive Officer
Date: February 4, 2026